Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: August 17, 2021

Deutsche Bank 2021 Transportation Conference JJ Ruest President and CEO, CN Patrick Ottensmeyer President and CEO, KCS August 17, 2021

Forward-Looking Statements Certain securities statements laws, including included statements in this presentation based on management’s constitute “forward assessment -looking and statements” assumptions within andthe publicly meaning available of the information United States withPrivate respect Securities to CN and Litigation KCS, regarding Reformthe Act proposed of 1995 transaction and under Canadian between CN assumptions and KCS,. CN theand expected KCS caution benefits that of their theassumptions proposed transaction may not materialize and futureand opportunities that currentfor economic the combined conditions company render. such By their assumptions, nature, forward although -looking reasonable statements at the involve time they risks, wereuncertainties made, subject and to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. 2021 CN has Key made Assumptions a number of economic and market assumptions in preparing its 2021 outlook. The Company assumes that North American industrial production for the year will increase in the high single-digit above range its three and- year assumes average U.S .and housing the U .starts S. grain of crop approximately was in line 1 with .45 million its three units -year and average U.S. motor .. The Company vehicle sales assumes of approximately that the 2021/2022 16 million grain units crops . For the in both 2020/2021 Canada crop and the year, U .the S. will grain be crop in line in with Canada their was value respective of the three Canadian -year averages dollar in .U CN .S. currency assumes will total be RTMs approximately in 2021 will $0 increase .80, and assumes in the high that single in 2021 -digit the range average versus price 2020 of . CN crude assumes oil (West continued Texas Intermediate) pricing above will rail be inflation approximately . CN assumes US$60 that per in barrel 2021, . In the 2021, consistent CN plans with to its invest previously approximately released guidance C$3.0 billion for the in its second capital quarter program, of 2021 of which . C$1.6 billion is targeted toward track and railway infrastructure maintenance. The Company’s 2021 outlook remains Forward combined -looking company, statements to be materially are not guarantees different from of future the outlook performance or any future and involve results, risks, performance uncertainties or achievements and other factors implied which by such may cause statements actual . Accordingly, results, performance readers are or achievements advised not toof place CN, undue or the reliance betweenon CN forward and KCS; -looking the parties’ statements ability . Important to consummate risk factors the proposed that could transaction; affect the forward the conditions -lookingto statements the completion in thisof presentation the proposed include, transaction; but are that not limited the regulatory to: the outcome approvals ofrequired the proposed for the transaction proposed transaction with the proposed may not transaction be obtained and onthe theneed terms toexpected generateor sufficient on the anticipated cash flowsschedule to service orand at all; repay CN’s such indebtedness, debt; CN’s including ability to the meet substantial expectations indebtedness regarding the CN expects timing, completion to incur and and assume accounting in connection and tax integrate treatments KCS’ of the operations proposed with transaction; those of CN; thethat possibility such integration that CN may maybe beunable more difficult, to achieve time expected -consuming synergies or costly and than operating expected; efficiencies that operating withincosts, the expected customer time loss -frames and business or at alldisruption and to successfully (including, proposed without limitation, transaction; difficulties the retention in maintaining of certain relationships key employees withof employees, KCS may be customers difficult; or the suppliers) duration and mayeffects be greater of the than COVID expected -19 pandemic, followinggeneral the proposed economic transaction and business or theconditions, public announcement particularly of in the the context environmental of thelaws COVID and -19 regulations; pandemic;actions industry bycompetition; regulators; the inflation, adversecurrency impact of and anyinterest termination rate or fluctuations; revocation changes by the Mexican in fuelgovernment prices; legislative of KCSand/or de México, regulatory S.A. dedevelopments; C.V.’s Concession; compliance increases with in hazardous maintenance materials; and operating various costs; eventssecurity which could threats; disrupt reliance operations, on technology including illegal and related blockades cybersecurity of rail networks, risk; trade and natural restrictions events orsuch other as changes severe weather, to international droughts, trade fires,arrangements; floods and earthquakes; transportation climate of and change; completion labor negotiations of capital programs; and disruptions; and other environmental risks detailed claims; from uncertainties time to time ofin investigations, reports filed by proceedings CN with securities or other types regulators of claims in Canada and litigation; and therisks United and States liabilities . Reference arising from should derailments; also be made timing to Management’s description of major Discussion risk factors and Analysis relatingin toCN’s CN. Additional annual and risks interim thatreports, may affect Annual KCS’ Information results of operations Form and Form appear 40in -F,Part filedI,with ItemCanadian 1A “Risksand Related U.S. securities to KCS’ Operations regulators and and Business” available of onKCS’ CN’sAnnual website, Report for a on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward in circumstances, -looking statements or changesreflect in beliefs, information unless required as of the by date applicable on which securities they arelaws made . In . CN theand event KCS CN assume or KCSno does obligation update any to update forward or -looking revise forward statement, -looking no inference statements should to reflect be made future that events, CN orchanges KCS will make additional updates with respect to that statement, related matters, or any other forward-looking statement. 2

Additional Information No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This presentation is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.cn.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This presentation is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.cn.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Non-GAAP Measures CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this presentation that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the Company’s website, First Quarter Results at www.cn.ca/financial-results. This presentation also includes certain forward looking non-GAAP measures (Adjusted Diluted EPS and Adjusted EBITDA). It is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures (diluted EPS and Net income), due to unknown variables and uncertainty related to future results. Please see note on Forward-Looking Statements above for further discussion. All amounts in this presentation are expressed in US dollars, unless otherwise noted. All references to the “Company” are to CN. 3

CN & KCS: Creating the Premier Railway for the 21st Century The KCS Board unanimously determined that the CN-KCS combination remains superior to CP’s latest bid and recommends shareholders to vote “FOR” the proposed transaction with CN - End-to-end combination with higher premium and more cash, allowing KCS shareholders to participate in the upside—Highly strategic and synergistic combination that will create value for both CN and KCS shareholders The CN-KCS combination is pro-competitive and will yield significant public benefits - We will increase customer options, keep all existing major gateways available, and provide bottleneck protections—We will enhance rail-to-rail competition with larger Class I’s—We are a true “end-to-end” merger with our commitment to divest the sole overlapping line resulting in zero overlap—We benefit both the environment and local communities by converting long-haul truck traffic to rail The CN-KCS combination has received overwhelming support from key stakeholders - Offers unparalleled opportunities and benefits for customers and key stakeholders; over 1,750 letters of support filed with the STB CN and KCS anticipate a positive response from the STB on our voting trust and are fully committed to working towards a successful closing of our transaction - Awaiting final ruling on voting trust at the latest by August 31—CN supports the decision by the KCS board of directors to adjourn the KCS Special Meeting of Stockholders if the STB has not released a public decision on the CN-KCS joint voting trust application by August 17 The CN-KCS combination will create significant value and enhance competition 4

CN’s Superior Proposal to Combine with KCS Proposal of $325 per share; representing $2.2B more in value vs. the latest CP bid (1) Higher Premium, More Upfront Cash $200 in cash and 1.129 CN shares for each KCS share KCS shareholders will participate in the upside and value creation Best in Class Establishes the premier Canada-U.S.-Mexico railway network Combined Network, Significant synergies mainly driven by ESG-positive conversion of truck to rail Strong Synergies Bringing together two exceptional, talented, high performing teams Fully committed financing Low Plain vanilla voting trust structure Execution Risk Proven track record of M&A execution, integration, and synergy realization No CN shareholder approval requirement (1) Based on CN’s offer as of May 13, 2021 and CP’s revised proposal as of August 9, 2021 5

CN & KCS is Highly Strategic and Value Accretive Establishes the premier end-to-end USMCA railway network for the 21st century Unparalleled stakeholder benefits: Safer, Faster, Cleaner, Stronger + High conviction in estimated EBITDA synergies of $1B Expected to be highly value accretive to CN and KCS shareholders (1) Pro-competitive: committed to divesting the only overlapping line and keeping gateways open CN and KCS will maintain strong operating profiles and healthy balance sheets while KCS is in Trust (1) The combination is expected to be accretive to CN’s Adjusted Diluted EPS, excluding incremental transaction-related amortization, in the first full year following CN’s acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter. Please see the heading Non-GAAP Measures in this presentation. Please see Forward Looking Statements at the beginning of the presentation. 6

# CN Has Led the Sector in Growth Over the Past Two Decades While Continuing to Improve OR

## Share Price Performance Since 2000

**PSR Implementation (2001-2010)**

- First railway to implement PSR successfully
- Optimizing network efficiency and advancing safety and fuel efficiency

**Intermodal growth (2010-2019)**

- Partnerships with ports on the Pacific, Atlantic and Gulf coasts to capitalize on shifting global trade patterns

**Tech. Investments (2019-Today)**

- Investments in automation such as autonomous track inspection and automated train inspection to drive next leg of operational efficiency and EPS growth in the next decade

| Performance metric | 2001-2010 | 2010-2019 |
|---|---|---|
| Intermodal CAGR | +6% | +10% |
| Intermodal % of total revenue | +185bps | +639bps |
| Adjusted OR improvement (1) | +310bps | +370bps |
| Revenue CAGR | +4% | +7% |
| Adjusted Diluted EPS (2) CAGR | +11% | +12% |



Share Price (USD $)
220
200
180
160
140
120
100
80
60
40
20
0
2000
2010
2019
Today
+2,337%
from 2000 - Today

Source: FactSet
Note: PSR refers to Precision Scheduled Railroading and OR refers to Operating Ratio
(1) 2010 adjusted OR reflects adjustment for pension accounting reclassification.
(2) Please see the heading Non-GAAP Measures in this presentation.

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KCS Cross-Border Advantage Drives Strong Financial Performance KCS Total Cross-Border Volume (000s) KCS Total Cross-Border Intermodal Volume (000s) 631 660 569 284 493 262 456 242 439 432 380 199 192 191 205 306 168 238 256 99 51 31 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 KCS Adj. Operating Ratio KCS Adj. Diluted EPS 72.8% 72.1% 69.9% $6.90 $6.96 68.8% $5.97 67.1% 66.4% $5.25 64.9% $4.82 $4.49 $4.48 64.3% 64.3% $3.98 63.2% $3.56 60.7% $2.90 $2.25 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Source: Company filings 8

Combination is Pro-Competitive and Aligned with Executive Order Pro-Competitive Benefits Alignment with Executive Order Pro-competitive deal will deliver more choices to customers through the The CN/KCS merger enhances competition and creation of new, single line service options, including direct and efficient rail is fully consistent with President Biden’s options for truck freight between the U.S., Canada and Mexico Executive Order, which is focused on promoting a “fair, open and competitive marketplace” Keeping gateways open on commercially reasonable terms is a major commitment that will ensure continued competition STB’s current major merger rules requiring proof of “enhanced competition” are consistent with End-to-end merger seeks to create greater price transparency the Executive Order’s focus Proactive partnerships with passenger rail service in Canada and the U.S. CN and KCS will demonstrate that a CN-KCS combination will create more choices for freight We are confident that voting trust meets STB insulation from control and customers and enhance competition both with public interest requirements larger railroads and with trucking providers Combination creates compelling opportunity – targeting $1B EBITDA CN and KCS look forward to working closely with synergies, primarily from truck to rail conversion the Biden Administration, the STB and the other There is widespread support for the merger, with over 1,750 letters of support relevant regulatory bodies to deliver this profiled with the STB competitive transaction CN-KCS will create a more competitive marketplace, provide new options for customers and deliver compelling benefits for ports, employees and communities 9

# Path to Completion – Expected Second-half 2022

| | 2021 | | | | | 2022 | |
|---|---|---|---|---|---|---|---|
| CN-KCS Enter into Definitive Agreement | CN-KCS File Jointly for Voting Trust Approval | CN-KCS Response to Public Comments, including 1,750+ Letters of Support Filed with the STB | KCS Definitive Proxy Statement Filing | Scheduled KCS Special Shareholder Meeting (1) | | Obtain common control approval from STB and other applicable regulatory authorities | |
| **MAY 21st** | **MAY 26th** | **JULY 6th** | **JULY 7th** | **AUGUST 19th** | **EXPECTED H2 2021** | **EXPECTED H2 2022** | **AFTER FULL STB APPROVAL** |
| | | | | | Following and subject to approval by KCS shareholders, satisfaction or waiver of other customary closing conditions, Mexican regulatory approvals, and prior approval by the STB for the CN voting trust, CN will acquire KCS shares and place them into voting trust; KCS shareholders receive consideration | | Voting trust terminated; CN acquires voting rights and control of KCS |

**PROGRESS TO DATE** (May 21st – August 19th)

*With 1,750+ statements of support received, customers across all industries will benefit from the end-to-end CN-KCS combination that will expand North American trade and power economic prosperity. Unprecedented pro-competitive commitments will enhance route choice and provide all market participants, railroads and shippers a fair chance to compete. For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit ConnectedContinent.com*

(1) KCS has scheduled a Special Meeting of Stockholders (the "Special Meeting") at 9:00 a.m., Central Time, on August 19, 2021, for KCS shareholders to vote on the merger agreement with CN and other proposals. The KCS Board of Directors has determined, with the concurrence of CN, that if the STB has not released a public decision by August 17, 2021, at 6:00 p.m., Central Time, the Special Meeting will be adjourned to give all shareholders time to receive and consider the STB decision. If the meeting is adjourned, the Board will announce the date on which it will reconvene the meeting at that time.

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CN & KCS: Safer. Faster. Cleaner. Stronger. Creating the Premier USMCA Rail Network with Unique Benefits Preserve all existing gateways & create new single-line routes Specific supply chain benefits Significant environmental benefits Connecting North America’s Industrial Corridor Support across broad stakeholder network We are committed to work with the STB to address any demonstrated concerns 11